

May 25, 2011

Via E-mail
Donald E. Felsinger
Sempra Energy
101 Ash Street
San Diego, California 92101

> **Re:** **Sempra Energy**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Form 8-K Filed May 9, 2011**
> **File No. 1-14201**

Dear Mr. Felsinger:

We have reviewed your response letter dated May 20, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity

Capitalization
Total Capitalization and Debt-to-Capitalization Ratios

1. We reviewed your response to comment two in our letter dated May 9, 2011. We acknowledge that non-controlling interests and debt of Otay Mesa Energy Center LLC are shown in the financial statements. However, we believe that "total capitalization" and "debt-to-capitalization ratios" are non-GAAP financial measures since they exclude

these amounts. In this regard, non-controlling interests and debt of Otay Mesa Energy Center LLC are included in the most directly comparable ratio calculated and presented in accordance with GAAP. Refer to Item 10(e)(2)(i) of Regulation S-K. In addition, we acknowledge that the debt excluded from total capitalization and the debt-to-capitalization ratio is not a legal obligation of Sempra Energy or SDG&E, is not required to be cash settled by Sempra Energy or SDG&E and will not be cash settled by Sempra Energy or SD&E. However, Otay Mesa Energy Center LLC is consolidated. As such, please explain in further detail why you are not prohibited from presenting these non-GAAP measures and why your current disclosure complies with Item 10(e) of Regulation S-K and Question 102.09 of the Compliance and Disclosure Interpretations regarding the use of Non-GAAP Financial Measures available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Form 8-K Filed May 9, 2011

Exhibit 99.1

2. The percentage increase in first-quarter earnings per share of Sempra Energy excluding the 2010 litigation settlement appears to be a non-GAAP financial measure. Please tell us your consideration of providing the disclosures required by of Item 10(e) of Regulation S-K. Please refer to instruction two of Item 2.02 of Form 8-K and Item 10(e) of Regulation S-K.

You may contact Adam Phippen at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief